                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                             Pinnacle Systems, Inc.
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)


                                    723481107
                                 (CUSIP Number)


                                  July 21, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

  [  ]   Rule 13d-1(b)
  [X ]   Rule 13d-1(c)
  [  ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 185896107

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         D. E. Shaw & Co., L.P.
         13-3695715

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (A)                               [ ]
         (B)                               [ ]

   3.    SEC USE ONLY

   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                 5.     SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                         -0-
EACH
REPORTING
PERSON WITH
                          6.     SHARED VOTING POWER
                                 3,561,838

                          7.     SOLE DISPOSITIVE POWER
                                 -0-

                          8.     SHARED DISPOSITIVE POWER
                                 3,561,838

   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,561,838

   10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.0%

   12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IA, PN

CUSIP NO. 185896107

      1.   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David E. Shaw

      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (A)                              [ ]
           (B)                              [ ]

      3.   SEC USE ONLY

      4.   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

NUMBER OF                         5.    SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY                                -0-
EACH
REPORTING
PERSON WITH
                                  6.    SHARED VOTING POWER
                                        3,561,838

                                  7.    SOLE DISPOSITIVE POWER
                                        -0-

                                  8.    SHARED DISPOSITIVE POWER
                                        3,561,838


      9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,561,838

      10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

      11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           5.0%

      12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN

ITEM 1.
     (A) NAME OF ISSUER:
          Pinnacle Systems, Inc.



     (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          280 N. Bernardo Ave.
          Mountain View, CA 94043


ITEM 2.
     (A) NAME OF PERSON FILING:
          D. E. Shaw & Co., L.P.
          David E. Shaw



     (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
          The business address for each reporting person is:
          120 W. 45th Street, Tower 45, 39th Floor
          New York, NY 10036



     (C) CITIZENSHIP:
          D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
          David E. Shaw is a citizen of the United States of America.



     (D) TITLE OF CLASS OF SECURITIES:
          Common Stock, no par value



     (E) CUSIP NUMBER:
          723481107



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4. OWNERSHIP

As of July 28, 2005:

(a) Amount beneficially owned:

     D. E. Shaw & Co., L.P.:                 3,561,838 shares
                                             This is composed of (i) 231,500
                                             shares in the name of D. E. Shaw
                                             Investment Group, L.L.C. and (ii)
                                             3,330,338 shares in the name of
                                             D. E. Shaw Valence Portfolios,
                                             L.L.C.

     David E. Shaw:                          3,561,838 shares
                                             This is composed of (i) 231,500
                                             shares in the name of D. E. Shaw
                                             Investment Group, L.L.C. and (ii)
                                             3,330,338 shares in the name of
                                             D. E. Shaw Valence Portfolios,
                                             L.L.C.

(b) Percent of class:
     D. E. Shaw & Co., L.P.:                 5.0%
     David E. Shaw:                          5.0%

(c)   Number of shares to which
      the person has:
      (i)  Sole power to vote or to
           direct the vote:
           D. E. Shaw & Co., L.P.:           -0- shares
           David E. Shaw:                    -0- shares

      (ii) Shared power to vote or to
           direct the vote:
           D. E. Shaw & Co., L.P.:           3,561,838 shares
           David E. Shaw:                    3,561,838 shares

      (iii) Sole power to dispose or to
            direct the disposition of:
            D. E. Shaw & Co., L.P.:          -0- shares
            David E. Shaw:                   -0- shares

      (iv) Shared power to dispose or to
           direct the disposition of:
           D. E. Shaw & Co., L.P.:           3,561,838 shares
           David E. Shaw:                    3,561,838 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the managing member and investment adviser of D. E. Shaw Investment Group, L.L.C. and
D. E. Shaw Valence Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 3,561,838 shares as described above constituting 5.0% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 3,561,838 shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
Not Applicable

ITEM 10. CERTIFICATION
By signing below, each of D. E. Shaw & Co., L.P. and David E. Shaw certify that, to the best of such reporting person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. A Power of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Eric Wepsic, is attached hereto.

Dated: August 1, 2005


                                         D. E. Shaw & Co., L.P.

                                         By:  /s/ Eric Wepsic
                                              ---------------
                                              Eric Wepsic
                                              Managing Director



                                         David E. Shaw

                                         By:  /s/ Eric Wepsic
                                              ---------------
                                              Eric Wepsic
                                              Attorney-in-Fact for David E. Shaw